Olstein Capital Management, L.P.
(A Limited Partnership)

Report on Statement of Financial Condition
and Report of Independent Registered Public Accounting Firm

December 31, 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 48324

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2016_____ AND ENDING _____12/31/2016_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   Olstein Capital Management, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   4 Manhattanville Road
                                          (No. and Street)

   Purchase   NY   10577
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Erik K. Olstein   914-269-6100
                                                  (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   CohnReznick LLP
                    (Name -- if individual, state last, first, middle name)

   4 Becker Farm Road   Roseland   NJ   07068
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Erik K. Olstein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Olstein Capital Management, L.P._____, as of _____December 31_____ 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
President
Title

_____
Notary Public

MICHAEL LUPER
Notary Public, State of New York
01LU No. 5034654
Qualified in Westchester County
Commission Expires October 17, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Olstein Capital Management, L.P.

Index

COHNREZNICK

ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm

To the Partners
Olstein Capital Management, L.P.

We have audited the accompanying statement of financial condition of Olstein Capital Management, L.P. (A Limited Partnership (the "Partnership") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Olstein Capital Management, L.P. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
February 27, 2017

2

Olstein Capital Management, L.P.

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	1,792,338
Receivable from The Olstein Funds		1,819,124
Advisory fees receivable		6,036
Equipment and improvements, net of accumulated depreciation		
and amortization of $381,001		34,949
Other assets		110,269
Total	$	3,762,716

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accrued commissions	$	535,751
Accrued expenses		365,263
Deferred rent and lease incentive liability		139,242
Distributions payable to limited partners		6,750
Total liabilities		1,047,006
Partners' capital		2,715,710
Total	$	3,762,716

See Notes to Statement of Financial Condition.

Olstein Capital Management, L.P.

Notes to Statement of Financial Condition

Note 1 - Organization:

Olstein Capital Management, L.P. (the "Partnership") was formed on June 13, 1994 as a New York limited partnership. Effective September 18, 1995, the Partnership commenced operations as a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Partnership does not handle customer funds.

In addition, the Partnership is a registered investment adviser and has organized a Delaware Investment Trust, known as The Olstein Funds (the "Olstein Funds"), as an open-end investment company or "mutual fund" that has a series of investment portfolios. The Partnership is the manager of, and the advisor to, The Olstein Funds. As of December 31, 2016, the Partnership was managing both of the Olstein Funds' portfolios, equity funds known as The Olstein All Cap Value Fund (the "All Cap Fund") and The Olstein Strategic Opportunities Fund (the "Opportunities Fund") (hereinafter, the "Olstein Funds, All Cap Fund and Opportunities Fund" are collectively referred to as the "Funds"). The Partnership also provides investment advisory services to other parties. Sales of the shares of the Olstein Funds are primarily executed by third party broker dealers.

The term of the Partnership expires on May 25, 2094 unless the general partner elects to extend the term.

Note 2 - Significant accounting policies:

Basis of presentation:

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash equivalents:

Cash equivalents are highly liquid investments with a maturity of three months or less when acquired.

Revenue recognition:

Management and investment advisory fees and Rule 12b-1 fees are recognized as earned based on the daily average net assets of the assets under management.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Olstein Capital Management, L.P.

Notes to Statement of Financial Condition

Equipment and improvements:
Equipment and improvements are stated at cost. Equipment of $84,492 is depreciated using accelerated methods over estimated useful lives of three to five years. Improvements of $331,458 are amortized using the straight-line method over the life of the lease.

Advertising costs:
The Partnership expenses the cost of advertising and marketing as incurred.

Income taxes:
The Partnership's income is not subject to income taxes; its income is allocated to the individual partners for tax reporting purposes.

The Partnership's U.S. Federal and state income tax returns for fiscal year 2012 and prior are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Partnership recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events:
The Partnership has evaluated subsequent events through the date the financial statement was issued.

Note 3 - Related party transactions:
Transactions with the Funds:
Pursuant to the Investment Management Agreement between the Partnership and the Funds, the Partnership will receive annual investment management fees for management and investment advisory services of up to 1% of the daily average net assets of the Funds, payable monthly, subject to statutory limitations, if any. This agreement may be canceled by either party upon sixty days' written notice.

Pursuant to the Distribution Plan adopted by the Funds and Rule 12b-1 under the Investment Company Act of 1940, the Partnership will receive annual fees of up to 1% of the daily average net assets of certain share classes of the Funds, payable quarterly, for expenses incurred in the promotion and distribution of the shares of the Funds and for maintaining shareholder accounts. This agreement may also be canceled by either party upon sixty days' written notice.

The Partnership's receivable from the Funds as of December 31, 2016 is comprised of the following:

Management and investment advisory fees	$ 723,620
Rule 12b-1 fees	1,095,504
Total	$1,819,124

Note 4 - Partners' capital and distributions:

Effective January 1, 2009, at the end of each fiscal year the Partnership's profits are allocated to the limited partners at a fixed amount, as defined in the Partnership Agreement.

Subject to certain restrictions as provided in the Partnership Agreement, each limited partner's share of the Partnership's profits, determined as explained above, will be distributed to the partner annually on or before March 31 of the following year. All remaining profits are allocated to the general partner.

All losses of the Partnership are allocated first to the general partner to the extent of its capital account and then proportionately to the limited partners to the extent of their capital accounts, with all remaining losses allocated to the general partner.

The Partnership Agreement provides the limited partners with a significantly limited ability to redeem their interest in the Partnership to the general partner or the remaining limited partners at a price set forth in the Partnership Agreement. As of December 31, 2016, no redemption requests had been received by the Partnership.

Effective January 1, 2007, based on the Amended and Restated Partnership Agreement, the general partner has the annual right to call all of the limited partners' interests in the Partnership at a price set forth in the Partnership Agreement.

The general partner may make capital withdrawals at any time provided that the general partner's remaining capital exceeds $125,000.

Notwithstanding the above, no capital of any partner may be withdrawn, redeemed or distributed if, after giving effect thereto, the Partnership does not meet the minimum capital requirements provided for by the Uniform Net Capital Rule under the Securities Exchange Act of 1934.

Note 5 - Net capital requirement:

The Partnership is subject to the SEC Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Partnership had net capital of $2,004,222 which was $1,934,422 in excess of its required net capital of $69,800. The Partnership's net capital ratio was .52 to 1.

Note 6 - Financial instruments with off-balance-sheet risk and concentration of credit risk:

The Partnership maintains cash and other deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. At December 31, 2016, the Partnership had cash deposits and cash equivalent balances that exceeded applicable insurance limits by approximately $1,544,000. The Partnership reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 7 - Commitments and contingencies:

Lease commitments:

The Partnership leases its office facilities under a non-cancelable operating lease. The lease requires, among other things, the payment of minimum annual rentals, certain real estate taxes, insurance, maintenance and other operating expenses. The lease includes escalations of rent payments which become effective at various times during the lease term. The Partnership records rent expense on a straight-line basis over the lease term.

During August 2016, the Partnership entered into an agreement with its landlord whereby the Partnership's currently existing lease term was modified to extend through July 31, 2023. The landlord has agreed to pay for certain improvements to the Partnership's facilities by way of an allowance not to exceed $47,045. The allowance must be utilized within three years of the lease's effective date of September 1, 2016, otherwise it is forfeited. At December 31, 2016, the improvements had not yet commenced.

In connection with an amendment to the lease which became effective in 2011, the landlord, as a lease incentive, had paid for certain improvements to the Partnership's facilities. Accordingly, during 2011, the Partnership recorded leasehold improvements of $83,095, representing the cost of the improvements, and a corresponding lease incentive liability of the same amount to be amortized as a credit to rent expense over the modified remaining lease term. In accordance with the amendment, the lease term was extended to seven years from the effective date and was scheduled to expire in 2018.

At December 31, 2016, deferred rent payable related to lease escalations and the lease incentive liability amounted to $123,414 and $15,828, respectively.

Indemnifications:

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or the Funds. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Partnership may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 8 - Profit sharing plan:

The Partnership sponsors a defined contribution 401(k) pension and profit sharing plan whereby its eligible employees can defer a portion of their income for income tax purposes through contributions to the plan. Effective January 1, 2009, the Partnership may make discretionary matching contributions to the plan based primarily on specified percentages of the contributions made by the employees. The Partnership may make additional contributions to the plan on a discretionary basis.